EXHIBIT 99.2

American Lithium Reports Breakthrough Upgrading TLC Lithium Claystone Achieving 66% Lithium Grade Increase

Physical separation reduces mass by 49% and increases lithium grade to 2200 PPM

VANCOUVER, British Columbia, March 23, 2021 -- American Lithium Corp. (TSXV: LI) (OTCQB: LIACF) (Frankfurt: 5LA1) (“American Lithium” or the “Company”), a leader in the acquisition, exploration and development of lithium projects, reports the results of the latest independent laboratory testing to beneficiate samples from its Tonopah Lithium Claims (“TLC”) project which achieved a 49% mass reduction while increasing lithium grade by 66%. Subsequent leach testing extracted 96% of the lithium from upgraded samples.

As previously announced on May 7, 2020, American Lithium has successfully shown the ability, under laboratory conditions, to extract lithium utilizing sulfuric acid leaching on samples of the Company’s TLC claystones at extraction rates of 90% in as little as 10 minutes.

The Company has continued to build on these results by utilizing researchers at Lawrence Berkeley National Laboratory (LBNL) and then corroborating and expanding the LBNL findings utilizing McClelland Laboratories in Sparks, Nevada. Utilizing a centrifuge, technicians were able to concentrate lithium to grades as high as 2207 ppm and then extract up to 96% of the lithium in the upgraded fraction while utilizing 45% less sulfuric acid per unit of lithium extracted compared to previous testing. The beneficiated fraction contained 78.5% of the lithium in 51% of the mass; providing overall lithium extractions of 75% and a greatly improved economic outlook due to the reduced acid consumption and higher lithium grade in the leachate solution.

Further verification of this process was completed by SGS Laboratories of Lakefield, Ontario, wherein SGS confirmed similar upgrading, with statistically similar results, using hydro cyclone technology. In comparison to the laboratory scale centrifuge testing at McClelland labs, the use of hydro cyclone separators at SGS illustrates the potential to implement this process on an industrial scale.

CEO Mike Kobler states “Upgrading the lithium in our claystones using relatively simple physical processing has been a goal of ours from the beginning. Concentrating our claystones to higher grade lithium content will significantly reduce costs including energy and chemical use while minimizing environmental impacts. This truly is a game changer for us.”

While further process work and optimization is required and ongoing, this breakthrough provides direction to the overall process development and is a further step toward the successful production of battery grade lithium chemicals from the TLC claystones.

Market Awareness Program

Pursuant to American Lithium’s ongoing strategy to continue to raise its profile in the United States with all interested stakeholders in the TLC project and the Company’s other initiatives, and to generate a greater following among United States investors, the Company confirms that it has entered into a new service agreement with Promethean Marketing, of Annapolis, Maryland in the United States (“Promethean”). Promethean continues to provide ongoing marketing services including content creation and distribution and market awareness campaigns.

The contract is ongoing and can be terminated by either party serving appropriate notice. The launch of market awareness campaigns is dependent upon market conditions, developments in the Company and available financial resources with timing and budgets to be agreed in advance.  At this time, no market awareness campaigns have yet been planned or budgeted pursuant to this agreement.

About American Lithium

American Lithium is actively engaged in the acquisition, exploration and development of lithium deposits within mining-friendly jurisdictions throughout the Americas.  The company is currently exploring and developing the TLC lithium project located in the highly prospective Esmeralda lithium district in Nevada.  TLC is close to infrastructure, 3.5 hours south of the Tesla Gigafactory, and in the same basinal environment as Albemarle’s Silver Peak lithium mine and several advancing deposits and resources, including Ioneer Ltd.’s (formerly Global Geoscience) Rhyolite Ridge and Cypress Development Corp.’s Clayton Valley Project.

The metallurgical testing information reported herein was reviewed by Jared Olson, Metallurgist and VP Operations McClelland Labs, a qualified person under National Instrument 43-101.

Please watch our corporate video at https://www.americanlithiumcorp.com and review our informative short project update videos and related background information at https://www.americanlithiumcorp.com/projects/tlc-nevada/.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board,

American Lithium Corp.
Michael Kobler, Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking statements
Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.